"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 2254445



Date: 14 August 2003

ORK – Carlsberg Breweries increases shareholding in Vietnam

Carlsberg Breweries A/S acquires the Danish Industrialization Fund for Developing Countries' (IFU) shareholdings of 25 per cent in South-East Asia Brewery Ltd. in Hanoi and 15 per cent in Hue Brewery Ltd. in the central part of Vietnam for a total of DKK 95 million. Carlsberg Breweries already owns 35 per cent of the two Vietnamese breweries and hence increases its shareholding to 60 per cent and 50 per cent, respectively. The remaining share capital in South-East Asia Brewery is owned by a Vietnamese state owned company, and the local government of Hue owns the remaining shares in Hue Brewery. The acquisition is subject to approval by local authorities.

South-East Asia Brewery brews and sells both the premium brand Carlsberg and the local brand Halida. Hue Brewery brews and sells the local brand Huda. In total, the two breweries hold a market share of about 9%. The yearly market growth rate over the past three years has been approx. 4%, and with a yearly per capita consumption of only 9 litres there is a large growth potential.

Carlsberg has been co-operating with IFU in Vietnam since 1993.